UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 4

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

NOAH EDUCATION HOLDINGS LTD.

(Name of Issuer)

Noah Education Holdings Ltd.

Rainbow Education Holding Limited

Rainbow Education Merger Sub Holding Limited

Mr. Dong Xu

Jointly Gold Technologies Limited

Mr. Benguo Tang

First Win Technologies Limited

Mr. Xiaotong Wang

Global Wise Technologies Limited

Ms. Siyuan Du

Sunshine Nation Limited

Mr. Qicai Du

Baring Asia II Holdings (22) Limited

The Baring Asia Private Equity Fund II, L.P. 1

The Baring Asia Private Equity Fund II, L.P. 2

MSPEA Education Holding Limited

Morgan Stanley Private Equity Asia IV Holdings Limited

Morgan Stanley Private Equity Asia IV, L.P.

Morgan Stanley Private Equity Asia IV, L.L.C.

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.00005 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

G65415 104 (Ordinary Shares)/ 65487R303(American Depositary Shares)

(CUSIP Number of Class of Securities)

Noah Education Holdings Ltd. Unit F, 33rd Floor, NEO Tower A Che Gong Miao Futian District, Shenzhen Guangdong Province 518040, People’s Republic of China Tel: +86-755-8288-9100 Fax: +86-755-8288-9123

Mr. Dong Xu

Jointly Gold Technologies Limited

Mr. Benguo Tang

First Win Technologies Limited

Mr. Xiaotong Wang

Global Wise Technologies Limited

Ms. Siyuan Du

Sunshine Nation Limited

Mr. Qicai Du

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

Tel: +86-755-8288-9100

Fax: +86-755-8288-9123

Baring Asia II Holdings (22) Limited

The Baring Asia Private Equity Fund II, L.P. 1

The Baring Asia Private Equity Fund II, L.P. 2

1 Royal Plaza, Royal Avenue, St Peter Port

Guernsey GY1 2HL

Attention: IPES Director (Guernsey) Limited

Fax: +44 1481 715219

MSPEA Education Holding Limited

Morgan Stanley Private Equity Asia IV Holdings Limited

Morgan Stanley Private Equity Asia IV, L.P.

Morgan Stanley Private Equity Asia IV, L.L.C.

40th Floor, International Commerce Centre

1 Austin Road West, Kowloon, Hong Kong SAR

Attention: Ryan Law

Fax: +852 3407 0716

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

with copies to:

Karen Yan, Esq. Timothy M. Gardner, Esq. Latham & Watkins LLP 26th Floor, Two ifc 8 Century Boulevard Shanghai 200120 People's Republic of China Fax: +86 21 6101 6001	Peter Huang, Esq. Daniel Dusek, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, People’s Republic of China Fax: +86 10 6535 5577
Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central Hong Kong Fax: +852 3015 9354

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
AMOUNT OF
TRANSACTION VALUATION*	FILING FEE**

$34,316,800	$4,393

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.85 for 11,900,554 outstanding ordinary shares (including shares represented by American depositary shares) of the issuer subject to the transaction, and (b) the product of 374,371 ordinary shares issuable under all vested options multiplied by $1.07 per share (which is the difference between $2.85 per share merger consideration and the weighted average exercise price of $1.78 per share).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014 was calculated by multiplying the transaction value by $0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,369

Form or Registration No.: Schedule 13e-3

Filing Party: Noah Education Holdings Ltd.

Date Filed: June 18, 2014

TABLE OF CONTENTS

ITEM 15.	Additional Information	2

ITEM 16.	Exhibits	3

INTRODUCTORY STATEMENT

This amendment No. 4 (this “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): (a) Noah Education Holdings Ltd., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.00005 per share (each, a “Share” and collectively, the “Shares”), including Shares represented by American depositary shares (“ADSs”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Rainbow Education Holding Limited (“Parent”), an exempted company with limited liability incorporated in the Cayman Islands; (c) Rainbow Education Merger Sub Holding Limited (“Merger Sub”), an exempted company with limited liability incorporated in the Cayman Islands; (d) Mr. Dong Xu, one of the founders and the chairman of the board of directors of the Company; (e) Jointly Gold Technologies Limited, a company incorporated in the British Virgin Islands; (f) Mr. Benguo Tang, one of the founders and a director of the Company; (g) First Win Technologies Limited, a company incorporated in the British Virgin Islands; (h) Mr. Xiaotong Wang, one of the founders and a director of the Company; (i) Global Wise Technologies Limited, a company incorporated in the British Virgin Islands; (j) Ms. Siyuan Du, an employee of the Company; (k) Sunshine Nation Limited, a company incorporated in the British Virgin Islands; (l) Mr. Qicai Du, a director of the Company; (m) Baring Asia II Holdings (22) Limited, a company incorporated in the British Virgin Islands; (n) The Baring Asia Private Equity Fund II, L.P. 1, a limited partnership organized under the laws of Guernsey; (o) The Baring Asia Private Equity Fund II, L.P. 2, a limited partnership organized under the laws of Guernsey; (p) Morgan Stanley Private Equity Asia IV, L.L.C., a limited liability company incorporated under the laws of Delaware; (q) Morgan Stanley Private Equity Asia IV, L.P., an exempted limited partnership organized under the laws of the Cayman Islands; (r) Morgan Stanley Private Equity Asia IV Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands; and (s) MSPEA Education Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

The Transaction Statement relates to the agreement and plan of merger dated April 2, 2014, as amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of June 9, 2014 (as amended, the “Merger Agreement”) among Parent, Merger Sub and the Company, pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this final Amendment concerning any of the Filing Persons has been provided by such Filing Person.

1

ITEM 15.	Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On July 25, 2014, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Beijing time), at Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen 518048, Guangdong Province, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger, and authorized each of the members of the Independent Committee of the board of directors of the Company and the chief financial officer of the Company to do all things necessary to give effect to the Merger Agreement.

On July 30, 2013, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 30, 2014, pursuant to which the Merger became effective on July 30, 2014. As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive $2.85 and each ADS, representing one Share, was cancelled in exchange for the right to receive $2.85 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) certain Shares (including Shares represented by ADSs) held by Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and their respective affiliates (including Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited and Sunshine Nation Limited), and Baring Asia II Holdings (22) Limited (collectively, the “Rollover Shareholders”), (b) Shares held by Parent, the Company or any of their Subsidiaries, and (c) Shares held by the depositary of the ADSs that are not represented by ADSs, all of which were cancelled and ceased to exist at the effective time of the Merger for no consideration. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights.

At the effective time of Merger, the Company’s 2007 Share Incentive Plan, 2008 Share Incentive Plan and 2011 Share Incentive Plan and all amendments and modifications thereto (the “Share Incentive Plans”) and any relevant awards agreements applicable to the Share Incentive Plans were terminated. At the effective time of the Merger, except with respect to the Rollover Shareholders,

•	each vested option to purchase Share granted pursuant to the Share Incentive Plans (a “Company Option”) that was then outstanding and unexercised was cancelled in consideration and exchange for the right to receive a cash amount equal to the excess of $2.85 over the exercise price of such Company Option, without interest and net of any applicable withholding taxes;

•	each vested restricted share unit (a “Company RSU”) and restricted share (a “Company Restricted Share”) granted pursuant to the Share Incentive Plans that was then outstanding was cancelled in consideration and exchange for the right to receive $2.85 in cash, without interest and net of any applicable withholding taxes;

•	each unvested Company Option that was then outstanding was cancelled and converted into and exchanged for the right to receive a restricted cash award (an “RCA”) in an amount equal to the excess of $2.85 over the exercise price of such Company Option in cash upon vesting of such RCA, without interest and net of any applicable withholding taxes. Each RCA shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding replaced Company Option without giving effect to the Merger, provided that the vesting schedule for any employee terminated by the Company without cause within twelve months of the closing of the Merger shall be accelerated by twelve months;

•	each unvested Company RSU and Company Restricted Share that was then outstanding was cancelled and converted into and exchanged for the right to receive an RCA of $2.85 in cash upon vesting of such RCA, without interest and net of any applicable withholding taxes. Each RCA shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding replaced Company RSU or Company Restricted Share without giving effect to the Merger, provided that the vesting schedule for any employee terminated by the Company without cause within twelve months of the closing of the Merger shall be accelerated by twelve months; and

•	each Company Option (whether vested or unvested) that was then outstanding and unexercised was cancelled without any payment therefor if the exercise price of such Company Option was equal to or greater than $2.85.

Following and as a result of the Merger:

•	the Company, as the surviving corporation and a direct wholly-owned subsidiary of Parent, will do business under the name “Noah Education Holdings Ltd.”;

•	the Company’s American depositary shares program for the ADSs will be terminated and the ADSs will cease to be listed on the New York Stock Exchange, and price quotations with respect to sales of the ADSs in the public market will no longer be available;

•	ninety (90) days after the filing of Form 15 in connection with the completion of the Merger or such longer period as may be determined by the SEC, registration of the ADSs under the Securities Exchange Act of 1934, as amended (the "Exchange Act") will be terminated;

•	the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies, and the Company’s shareholders will no longer enjoy the rights or protections that the United Sates federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company; and

•	the Company’s shareholders prior to the Merger (other than the Rollover Shareholders) do not have any interest in, and are not shareholders of, the Company, and will not participate in any of the Company’s future earnings or growth.

2

ITEM 16.	Exhibits

(a)-(1)**	Proxy Statement of the Company dated June 24, 2014 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 2, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2014.

(c)-(1)	Opinion of Duff & Phelps LLC, dated April 2, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by Duff & Phelps LLC for discussion with the Independent Committee of the Board of Directors of the Company, dated April 2, 2014.

†	Previously filed on April 28, 2014.
**	Previously filed on June 24, 2014.

3

(d)-(1)	Agreement and Plan of Merger, dated April 2, 2014, among the Company, Parent and Merger Sub incorporated herein by reference to Part I of Annex A to the Proxy Statement.

(d)-(2)	Limited Guaranty, dated April 2, 2014, by Mr. Dong Xu in favor of the Company, incorporated herein by reference to Exhibit 7.08 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(3)	Limited Guaranty, dated April 2, 2014, by Mr. Benguo Tang in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(4)	Limited Guaranty, dated April 2, 2014, by Mr. Xiaotong Wang in favor of the Company, incorporated herein by reference to Exhibit 7.10 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(5)	Limited Guaranty, dated April 2, 2014, by Ms. Siyuan Du in favor of the Company, incorporated herein by reference to Exhibit 7.11 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(6)	Limited Guaranty, dated April 2, 2014, by Mr. Qicai Du in favor of the Company, incorporated herein by reference to Exhibit 7.12 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(7)	Limited Guaranty, dated April 2, 2014, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit 7.07 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(8)	Limited Guaranty, dated April 2, 2014, by The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 in favor of the Company, incorporated herein by reference to Exhibit 7.13 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(9)	Support Agreement, dated April 2, 2014, among Parent, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Du Qicai and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.06 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(10)	Interim Investors Agreement, dated April 2, 2014, among Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du, Baring Asia II Holdings (22) Limited and MSPEA Education Holding Limited, incorporated herein by reference to Exhibit 7.14 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

4

(d)-(11)	Guarantee, dated April 2, 2014, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.15 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(12)	Guarantee, dated April 2, 2014, by The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and MSPEA Education Holding Limited, incorporated herein by reference to Exhibit 7.16 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(13)	Equity Commitment Letter, dated April 2, 2014, between Parent and Morgan Stanley Private Equity Asia IV Holdings Limited, incorporated herein by reference to Exhibit 7.05 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(14)	Amendment No. 1 to the Agreement and Plan of Merger, dated June 9, 2014, among the Company, Parent and Merger Sub incorporated herein by reference to Part II of Annex A to the Proxy Statement.

(d)-(15)	Amendment No. 1 to Support Agreement, dated June 9, 2014, among Parent, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Du Qicai and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.17 to the Schedule 13D filed with the SEC on June 9, 2014.

(d)-(16)	Amendment No. 1 to Equity Commitment Letter, dated June 9, 2014, between Parent and Morgan Stanley Private Equity Asia IV Holdings Limited, incorporated herein by reference to Exhibit 7.18 to the Schedule 13D filed with the SEC on June 9, 2014.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

5

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2014

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Rainbow Education Holding Limited

By:	/s/ Ryan Law
Name:	Ryan Law
Title:	Director

Rainbow Education Merger Sub Holding Limited

By:	/s/ Ryan Law
Name:	Ryan Law
Title:	Director

Dong Xu

By:	/s/ Dong Xu

Jointly Gold Technologies Limited

By:	/s/ Dong Xu
Name:	Dong Xu
Title:	Director

Benguo Tang

By:	/s/ Benguo Tang

First Win Technologies Limited

By:	/s/ Benguo Tang
Name:	Benguo Tang
Title:	Director

Xiaotong Wang

By:	/s/ Xiaotong Wang

Global Wise Technologies Limited

By:	/s/ Xiaotong Wang
Name:	Xiaotong Wang
Title:	Director

Siyuan Du

By:	/s/ Siyuan Du

Sunshine Nation Limited

By:	/s/ Siyuan Du
Name:	Siyuan Du
Title:	Director

Qicai Du

By:	/s/ Qicai Du

Baring Asia II Holdings (22) Limited

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

The Baring Asia Private Equity Fund II, L.P. 1

By: Baring Asia Fund II (GP) LP acting as its general partner

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

The Baring Asia Private Equity Fund II, L.P. 2

By: Baring Asia Fund II (GP) LP acting as its general partner

By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

MSPEA Education Holding Limited

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Director

Morgan Stanley Private Equity Asia IV Holdings Limited

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Alternate Director to Alan K. Jones

Morgan Stanley Private Equity Asia IV, L.L.C.

By: Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

Morgan Stanley Private Equity Asia IV, L.P.

By: Morgan Stanley Private Equity Asia IV, L.L.C, its General Partner
By: Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ Samantha Jennifer Cooper
Name:	Samantha Jennifer Cooper
Title:	Vice President

EXHIBIT INDEX

(a)-(1)**	Proxy Statement of the Company dated June 24, 2014 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated April 2, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2014.

(c)-(1)	Opinion of Duff & Phelps LLC, dated April 2, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by Duff & Phelps LLC for discussion with the Independent Committee of the Board of Directors of the Company, dated April 2, 2014.

(d)-(1)	Agreement and Plan of Merger, dated April 2, 2014, among the Company, Parent and Merger Sub incorporated herein by reference to Part I of Annex A to the Proxy Statement.

(d)-(2)	Limited Guaranty, dated April 2, 2014, by Mr. Dong Xu in favor of the Company, incorporated herein by reference to Exhibit 7.08 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(3)	Limited Guaranty, dated April 2, 2014, by Mr. Benguo Tang in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(4)	Limited Guaranty, dated April 2, 2014, by Mr. Xiaotong Wang in favor of the Company, incorporated herein by reference to Exhibit 7.10 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

†	Previously filed on April 28, 2014.

**	Previously filed on June 24, 2014.

(d)-(5)	Limited Guaranty, dated April 2, 2014, by Ms. Siyuan Du in favor of the Company, incorporated herein by reference to Exhibit 7.11 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(6)	Limited Guaranty, dated April 2, 2014, by Mr. Qicai Du in favor of the Company, incorporated herein by reference to Exhibit 7.12 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(7)	Limited Guaranty, dated April 2, 2014, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit 7.07 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(8)	Limited Guaranty, dated April 2, 2014, by The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 in favor of the Company, incorporated herein by reference to Exhibit 7.13 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(9)	Support Agreement, dated April 2, 2014, among Parent, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Du Qicai and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.06 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(10)	Interim Investors Agreement, dated April 2, 2014, among Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du, Baring Asia II Holdings (22) Limited and MSPEA Education Holding Limited, incorporated herein by reference to Exhibit 7.14 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(11)	Guarantee, dated April 2, 2014, by Morgan Stanley Private Equity Asia IV Holdings Limited in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.15 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(12)	Guarantee, dated April 2, 2014, by The Baring Asia Private Equity Fund II, L.P. 1 and The Baring Asia Private Equity Fund II, L.P. 2 in favor of Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and MSPEA Education Holding Limited, incorporated herein by reference to Exhibit 7.16 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(13)	Equity Commitment Letter, dated April 2, 2014, between Parent and Morgan Stanley Private Equity Asia IV Holdings Limited, incorporated herein by reference to Exhibit 7.05 to the amendment to Schedule 13D filed with the SEC on April 4, 2014.

(d)-(14)	Amendment No. 1 to the Agreement and Plan of Merger, dated June 9, 2014, among the Company, Parent and Merger Sub incorporated herein by reference to Part II of Annex A to the Proxy Statement.

(d)-(15)	Amendment No. 1 to Support Agreement, dated June 9, 2014, among Parent, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited, Mr. Du Qicai and Baring Asia II Holdings (22) Limited, incorporated herein by reference to Exhibit 7.17 to the Schedule 13D filed with the SEC on June 9, 2014.

(d)-(16)	Amendment No. 1 to Equity Commitment Letter, dated June 9, 2014, between Parent and Morgan Stanley Private Equity Asia IV Holdings Limited, incorporated herein by reference to Exhibit 7.18 to the Schedule 13D filed with the SEC on June 9, 2014.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.